EXHIBIT (m)(9)(b)

SCHEDULE A EATON VANCE MUTUAL FUNDS TRUST CLASS R DISTRIBUTION PLAN

Fund	Adopted:

Eaton Vance Government Obligations Fund	June 16, 2003
Eaton Vance Dividend Income Fund	December 12, 2005
Eaton Vance Strategic Income Fund	June 15, 2009